Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	Jurisdiction of incorporation or organization

TiGenix, S.A.U.	Spain

Coretherapix, S.L.U.	Spain

TiGenix Inc.	Delaware